FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2005

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 17, 2005

HSBC Finance Corporation

First Quarter Highlights - Management Basis
HSBC USA Inc.
HSBC Appendix

Forward Looking Statements

This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, HSBC Finance Corporation, HSBC USA Inc. and HSBC North America Holdings Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report, HSBC Finance Corporation Annual Report on Form 10-K, and HSBC USA Inc. Annual Report on Form 10-K for the year ended December 31, 2004. Please further be advised that Regulation FD prohibits HSBC representatives from answering certain, specific questions during the Q&A session.

Basis of Reporting

- HSBC Finance Corporation - Managed Basis (a non-GAAP financial measure) assumes that securitized receivables have not been sold and remain on our balance sheet.
- HSBC Finance Corporation - Management Basis (a non-GAAP financial measure) represents Managed Basis plus Mortgages and Private Label Credit Card (PLCC) receivables transferred to HSBC USA Inc., adjusted for inter-company activities on Mortgage and PLCC transfers, and inter-company fees associated with the funding facility for Taxpayer Financial Services ("TFS").
- HSBC USA Inc. - U.S. GAAP

Basis of Reporting

	Impact on Net Income Compared to U.S. GAAP	
	U.K. GAAP	IFRS
1. Deferred origination expenses	–	–
2. Derivatives	Similar	+ or –
3. Securitizations	+	+
4. Intangibles	+	+
5. Purchase accounting adjustments	+	+

HSBC

HSBC Finance Corporation and HSBC USA Inc.
Net Income

(Millions $)

Net Income:	1Q 05	4Q 04	1Q 04
HSBC Finance Corporation - U.S. GAAP	$626	$712	$470
HSBC USA Inc. - U.S. GAAP	316	269	319
Sub-total	942	981	789
Net Income related to transferred assets [1]	80	(394)	10
Combined Net Income	1,022	587	799
Less: HSBC Finance Corporation:			
Derivative Income, [2] net of tax	(166)	(168)	(33)
Impact of initial FFIEC implementation, net of tax	--	121	--
Combined Net Income, normalized [3] (Non-GAAP)	$856	$540	$766

(1) Primarily relates to transfer of assets between HSBC Finance Corporation and HSBC USA Inc.
(2) Derivative Income as reported in the 1Q 05 10-Q and the 2004 10-K, net of tax.
(3) 1Q 05 and 1Q 04 reflects TFS revenues of $131 million and $113 million respectively, net of tax.

HSBC

First Quarter Highlights - Management Basis

- Net Income growth - 47% year-over-year, 21% adjusting for derivatives

- Strong receivables growth year-over-year of 18%
  - Real Estate Secured growth of 31%
  - Auto Finance growth of 14%
  - Cards growth of 6%
  - Unsecured growth of 6%

- RAR (Risk Adjusted Revenue) recovered to 1Q 04 levels due to credit quality improvements and increased fee generation
  - Improvements in collections & underwriting
  - Strong tax season

First Quarter Highlights - Management Basis, *cont'd*

- NIM compression consistent with the current market environment
  - Yield has stabilized

- Improved credit results year-over-year driven by stronger analytics, improved collections, mix and a favorable economy
  - Charge-offs down 119 bps
  - 2+ delinquencies down 123 bps

- Expenses year-over-year:
  - Efficiency ratio of 40.5%, flat to prior year quarter
  - Expenses to receivables are down 29 bps to 4.0%

HSBC

HSBC Finance Corporation
Management Basis (A Non-GAAP Measure)

(Millions $)

	1Q 05	4Q 04 (1)	1Q 04	B/(W) 4Q 04	B/(W) 1Q 04
Net Interest Income	$2,603	$2,607	$2,611	$(4)	$(8)
Other Revenues	1,034	767	702	267	332
Total Revenues	3,637	3,374	3,313	263	324
Provision for Loan Losses	996	1,436	1,182	440	186
Operating Expenses	1,547	1,462	1,410	(85)	(137)
Pre-tax Income	1,094	476	721	618	373
Taxes	388	158	241	(230)	(147)
Net Income - Management Basis	706	318	480	388	226
Derivative Income (2) - net of tax	(166)	(168)	(33)	2	(133)
Adjusted Net Income	$540	$150	$447	$390	$93

(1) Excluding impact of FFIEC implementation, 4Q 04 net income was $439 million and adjusted net income was $271 million.

(2) Derivative Income as reported in the 1Q 05 10-Q and the 2004 10-K, net of tax.

HSBC

Key Ratios - Management Basis


10%
8%
6%
4%
2%
0%
8.2%
7.1%
6.8%
6.7%
1.2%
1.3%
1Q 04
2Q 04
3Q 04
4Q 04 (1)
1Q 05
NIM (2)
RAR (2)
ROMA (2)

(1) Excludes impact of initial FFIEC implementation.
(2) Excludes income associated with derivatives which do not qualify as hedges under FAS 133.

Credit Quality - Management Basis



8%
6%
4%
2%
6.8%
6.7%
4.9%
4.8%
3.7%
3.6%
1Q 04
2Q 04
3Q 04
4Q 04 (1)
1Q 05
Charge-Offs
RAR (2)
2+ Delinquency

(1) Excludes impact of initial FFIEC implementation.
(2) Excludes income associated with derivatives which do not qualify as hedges under FAS 133.

Net Interest Income - Management Basis

(Millions $)

	Net Interest Income		
	1Q 05	4Q 04	1Q 04
Interest Income	$3,902	$3,692	$3,466
Interest Expense	1,299	1,085	855
Net Interest Income	$2,603	$2,607	$2,611
FFIEC adjustments	0	57	0
Adjusted Net Interest Income	$2,603	$2,664	$2,611

	Yield & Cost of Funds		
	1Q 05	4Q 04[(1)]	1Q 04
Yield	10.7%	10.7%	10.9%
Cost of Funds	3.6	3.1	2.7
NIM	7.1%	7.6%	8.2%

(1) Excludes impact of initial FFIEC implementation.

HSBC

Operating Expenses - Management Basis

	1Q 05	4Q 04	1Q 04	B/(W) 4Q 04	B/(W) 1Q 04
Efficiency Ratio	40.5%	41.4%	40.5%	83 bps	(1) bps
Operating Expenses/Receivables	4.0%	3.8%	4.3%	(16) bps	29 bps
Sales & Marketing/Receivables	0.6%	0.7%	0.6%	9 bps	(7) bps

HSBC

Receivable Mix - Management Basis

March 2004
$122 billion



Personal Non-credit Card 13%
MasterCard/Visa (1) 17%
Personal Homeowner Loans 3%
Private Label 14%
Auto Finance 7%
Real Estate Secured-Branch 26%
Real Estate Secured-Correspondent 20%

March 2005
$144 billion



Personal Non-credit Card 11%
MasterCard/Visa (1) 15%
Personal Homeowner Loans 3%
Private Label 13%
Auto Finance 7%
Real Estate Secured-Branch 26%
Real Estate Secured-Correspondent 25%

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

HSBC

Mix shift is due to optimization of Risk and Return

Retail Channel

- Continued record production of sub-prime mortgages. Volume up 10% vs. 1Q 04.
- Near Prime production has been successful
  - Volume up, but off a small base vs. 1Q 04
  - Leverages fixed cost branch infrastructure
  - While dilutive to NIM on a short term basis, it is accretive to ROMA

Correspondent/ Wholesale Channel

- $5.2 billion of "A–" (Near Prime) purchased by HSBC USA Inc.
  - Accretive to NIM for HSBC USA Inc. but dilutive to NIM and RAR for HSBC Finance Corporation
  - Accretive to HSBC North America Inc.
  - Leverages the HSBC Finance Corporation capability and HSBC USA Inc. cost of funds
- Purchase premium on wholesale loans is amortized through NIM

Auto

- Current origination mix is 4% Prime, 84% Near Prime, 12% Sub-prime
- Near Prime is the most profitable segment on a ROMA basis
- Benefit of this mix shift is evident in the credit performance

HSBC

Key Actions to Affect NIM, RAR, Receivable Mix

Retail Branch Channel
(HFC/Beneficial)

- Expand junior lien production
- Increase unsecured lines selectively
- Increase usage of risk-based pricing
- More granular pricing for real estate secured product
- Continue deployment of proprietary analytics for pricing and risk management

Wholesale Channel

- Increase junior lien portfolio
- Diversify originations through higher return seller clients
- More granular pricing
- Enhance portfolio retention

HSBC

Key Actions to Affect NIM, RAR, Receivable Mix

Cards

- Continue focus on non-prime card sectors
- Focus on incremental fee opportunities, including fee-focused products
- Continue focus on risk-based pricing and line management

Auto

- Increase direct-to-consumer originations
- Originate more stable and predictable near prime mix
- Optimize collections and portfolio management

HSBC

HSBC USA Inc.

U.S. GAAP
(Millions $)

	1Q 05	4Q 04	1Q 04	B/(W) 4Q 04	B/(W) 1Q 04
Net Interest Income	$775	$700	$654	$75	$121
Other Revenues	478	325	334	153	144
Total Revenues	1,253	1,025	988	228	265
Provision for Loan Losses	107	(24)	(26)	(131)	(133)
Operating Expenses	654	613	488	(41)	(166)
Pre-tax Income	492	436	526	56	(34)
Taxes	176	167	207	(9)	31
Net Income	$316	$269	$319	$47	$(3)

HSBC

First Quarter Highlights

Personal Financial Services

- Pre-tax income increased 85% over 1Q 04
- Number of personal deposit accounts opened increased 40% year-over-year
- 3 de-novo locations added
- Improvement in residential mortgage results
- Introduced new deposit products through both on-line and in-branch delivery channels

Commercial Banking

- Pre-tax income decreased 3% over 1Q 04
- Revenue increased by 7% over 1Q 04
- Significant investment made in new offices in LA, San Francisco, Boston and Miami
- Middle market receivables up 19% and deposit growth 4% over 1Q 04
- Named the #1 SBA lender in New York for 2004 as small business segment receivables increased 36% and deposits grew 13% over 1Q 04
- Credit quality remains solid and well controlled

First Quarter Highlights

Corporate Investment Banking & Markets (CIBM)

- Pre-tax income decreased over 1Q 04
  - Flatter yield curve lowered revenue
  - Continued investment spending increased costs
- Strong quarter in structured credit products
- Consolidated US operations of Bank of Bermuda
- Hiring of front and back office personnel ongoing while expanding product offerings and marketing in support of MBS and ABS

Private Banking

- Pre-tax income increased 9% over 1Q 04
- Divested segment of personal trust business to focus on larger trust relationships
- Added relationship managers in pursuit of growth strategy

HSBC Finance Corporation - Management Basis

Receivables
(Billions $)

	1Q 05	4Q 04	1Q 04	Change $ 4Q 04	Change $ 1Q 04	Change % 4Q 04	Change % 1Q 04
Branch Real Estate	$ 38	$ 36	$ 32	$ 2	$ 6	5%	20%
Correspondent Real Estate	36	34	25	2	11	6%	45%
Real Estate Secured	74	70	57	4	17	6%	31%
Mastercard/Visa (1)	22	23	21	(1)	1	-2%	7%
Private Label	18	19	17	(1)	1	-6%	5%
Auto Finance	10	10	9	0	1	1%	14%
Personal Non-credit Card	16	16	15	0	1	-2%	5%
Personal Homeowner Loans	4	4	3	0	1	0%	9%
Commercial and Other	0	0	0	0	0	0%	0%
Total Receivables	$ 144	$ 142	$ 122	$ 2	$ 22	1%	18%

(1) MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

HSBC

Reconciliations to GAAP Financial Measures

	Three Months Ended		
	March 31, 2005	Dec. 31, 2004	March 31, 2004
	(Dollars are in millions)		
Return on Average Assets:			
Net income:			
Owned basis	$ 626	$ 712	$ 470
Management basis adjustments	80	(394)	10
Management basis	$ 706	$ 318	$ 480
Adjusted net income:			
Owned basis	$ 626	$ 712	$ 470
Management basis adjustments	80	(394)	10
Derivative adjustments	(166)	(168)	(33)
Management basis adjusted for derivatives	$ 540	$ 150	$ 447
FFIEC impact	—	121	—
Management basis, adjusted operating basis	$ 540	$ 271	$ 447
Average assets:			
Owned basis	$131,954	$134,316	$119,388
Management basis adjustments	34,862	23,896	28,045
Management basis	$166,816	$158,212	$147,433
Return on average owned assets	1.90%	2.12%	1.57%
Return on average management assets	1.69	.80	1.30
Return on average management assets, adjusted basis	1.29	.38	1.21
Return on average management assets, adjusted operating basis	1.29	.69	1.21
Net Income Growth:			
Net income	$ 626	$ 712	$ 470
Management basis adjustments	80	(394)	10
Net income — management basis	$ 706	$ 318	$ 480
Derivative adjustments	(166)	(168)	(33)
Net income — management basis adjusted for derivatives	$ 540	$ 150	$ 447
Management basis net income growth, year-over-year	47%	—	—
Management basis adjusted net income growth, year-over-year	21	—	—

Reconciliations to GAAP Financial Measures

	Three Months Ended		
	March 31, 2005	Dec. 31, 2004	March 31, 2004
	(Dollars are in millions)		
Net Interest Margin:			
Net Interest Income:			
Owned basis	**$ 1,888**	$ 2,083	$ 1,820
Management basis adjustments	**715**	524	791
Management basis	**$ 2,603**	$ 2,607	$ 2,611
Average interest-earning assets:			
Owned basis	**$112,985**	$116,778	$ 99,676
Management basis adjustments	**33,109**	23,988	28,044
Management basis	**$146,094**	$140,766	$127,720
Owned basis net interest margin	**6.68%**	7.13%	7.30%
Management basis net interest margin	**7.13**	7.41	8.18
Management basis operating net interest income:			
Net Interest Income	**2,603**	2,607	2,611
FFIEC impact	**—**	57	—
Management basis operating Net Interest Income	**2,603**	2,664	2,611
Management basis operating net interest margin	**7.13%**	7.57%	8.18%

Reconciliations to GAAP Financial Measures

	Three Months Ended		
	March 31, 2005	Dec. 31, 2004	March 31, 2004
	(Dollars are in millions)		
Managed Basis Risk Adjusted Revenue:			
Net interest income	$ 2,220	$ 2,551	$ 2,574
Other revenues, excluding securitization revenue	1,468	1,786	1,072
Less: Net charge-offs	(1,118)	(1,502)	(1,442)
Risk adjusted revenue	$ 2,570	$ 2,835	$ 2,204
Gain on bulk sale of private label receivables	$ —	$ (663)	$ —
Adoption of FFIEC charge-off policies for domestic private label and MasterCard and Visa portfolios	—	309	—
Risk adjusted revenue, excluding nonrecurring items	$ 2,570	$ 2,481	$ 2,204
Management basis adjustments:			
Net interest income	$ 383	$ 56	$ 37
Other revenues, excluding securitization revenue	(104)	(667)	(21)
Less: Net charge-offs	(154)	(5)	—
Risk adjusted revenue, management basis adjustments	$ 125	$ (616)	$ 16
Management basis:			
Net interest income	$ 2,603	$ 2,607	$ 2,611
Other revenues, excluding securitization revenue	1,364	1,119	1,051
Less: Net charge-offs	(1,272)	(1,507)	(1,442)
Risk adjusted revenue, management basis	$ 2,695	$ 2,219	$ 2,220
Adoption of FFIEC charge-off policies for domestic private label and MasterCard and Visa portfolios	$ —	$ 309	$ —
Derivative income adjustments	(260)	(263)	(52)
Risk adjusted revenue, management basis, excluding nonrecurring items	$ 2,435	$ 2,265	$ 2,168
Average interest-earning assets:			
Managed basis	$125,869	$135,380	$124,954
Management basis adjustments	20,225	5,386	2,766
Management basis	$146,094	$140,766	$127,720
Managed basis risk adjusted revenue	8.17%	8.37%	7.06%
Managed basis risk adjusted revenue, operating basis	8.17	7.32	7.06
Management basis risk adjusted revenue	7.38	6.31	6.95
Management basis risk adjusted revenue, operating basis	6.67	6.44	6.79

Reconciliations to GAAP Financial Measures

	Three Months Ended		
	March 31, 2005	Dec. 31, 2004	March 31, 2004
	(Dollars are in millions)		
Consumer Net Charge-off Ratio:			
Consumer net charge-offs:			
Owned basis	$ 856	$ 1,127	$ 970
Management basis adjustments	410	380	472
Management basis	$ 1,266	$ 1,507	$ 1,442
FFIEC impact	$ —	(202)	—
Management operating basis	$ 1,266	$ 1,305	$ 1,442
Average consumer receivables:			
Owned basis	$108,928	$111,691	$ 92,974
Management basis adjustments	33,379	24,287	28,405
Management basis	$142,307	$135,978	$121,379
Owned basis consumer net charge-off ratio	3.15%	4.04%	4.17%
Management basis consumer net charge-off ratio	3.56	4.43	4.75
Management basis operating consumer net charge-off ratio	3.56	3.84	4.75
Two-Months-and-Over Contractual Delinquency Ratio:			
Consumer 2+ delinquency:			
Owned basis	$ 4,229	$ 4,333	$ 4,671
Management basis adjustments	1,044	1,246	1,286
Management basis	$ 5,273	$ 5,579	$ 5,957
FFIEC impact	—	303	—
Management operating basis	$ 5,273	$ 5,882	$ 5,957
Consumer receivables:			
Owned basis	$111,911	$106,564	$ 93,299
Management basis adjustments	31,480	34,777	28,147
Management basis	$143,391	$141,341	$121,446
Owned basis consumer 2+ delinquency ratio	3.78%	4.07%	5.01%
Management basis consumer 2+ delinquency ratio	3.68	3.95	4.91
Management basis operating consumer 2+ delinquency ratio	3.68	4.16	4.91

Reconciliations to GAAP Financial Measures

	Three Months Ended		
	March 31, 2005	Dec. 31, 2004	March 31, 2004
	(Dollars are in millions)		
Efficiency Ratio:			
Total costs and expenses less policyholders' benefits:			
Owned basis	$ 1,420	$ 1,349	$ 1,297
Management basis adjustments	5	—	—
Management basis	$ 1,425	$ 1,349	$ 1,297
Net interest and other revenues less policyholders' benefits:			
Owned basis	$ 3,228	$ 3,728	$ 2,930
Management basis adjustments	287	(467)	270
Management basis	$ 3,515	$ 3,261	$ 3,200
Owned basis efficiency ratio	43.99%	36.19%	44.27%
Management basis efficiency ratio	40.54	41.37	40.53
Operating Expenses to Receivables Ratio:			
Total costs and expenses less policyholders' benefits:			
Owned basis	$ 1,420	$ 1,349	$ 1,297
Management basis adjustments	5	—	—
Management basis	$ 1,425	$ 1,349	$ 1,297
Receivables:			
Owned basis	$112,161	$106,855	$ 93,650
Management basis adjustments	31,480	34,778	28,147
Management basis	$143,641	$141,633	$121,797
Owned basis operating expenses to receivables ratio	5.06%	5.05%	5.54%
Management basis operating expenses to receivables ratio	3.97	3.81	4.26
Sales and Marketing to Receivables Ratio:			
Total sales and marketing expenses:			
Owned basis	$ 233	$ 263	$ 176
Management basis adjustments	—	—	—
Management basis	$ 233	$ 263	$ 176
Receivables:			
Owned basis	$112,161	$106,855	$ 93,650
Management basis adjustments	31,480	34,778	28,147
Management basis	$143,641	$141,633	$121,797
Owned basis sales and marketing expenses to receivables ratio	0.83%	0.98%	0.75%
Management basis sales and marketing expenses to receivables ratio	0.65	0.74	0.58

Reconciliation to GAAP Financial Measures

Income Statement

	Three Months Ended 3/31/05			Three Months Ended 12/31/04			Three Months Ended 3/31/04		
	Owned Basis	Management Basis Adjustments	Management Basis	Owned Basis	Management Basis Adjustments	Management Basis	Owned Basis	Management Basis Adjustments	Management Basis
					($ millions)				
Finance and other interest income	$2,950	$ 952	$3,902	$3,001	$ 691	$3,692	$2,528	$ 938	$3,466
Interest expense	1,062	237	1,299	918	167	1,085	708	147	855
Net interest income	1,888	715	2,603	2,083	524	2,607	1,820	791	2,611
Provision for credit losses	841	155	996	1,286	150	1,436	928	254	1,182
Net interest income after provision for credit losses	1,047	560	1,607	797	374	1,171	892	537	1,429
Total other revenues	1,462	(428)	1,034	1,758	(991)	767	1,223	(521)	702
Total costs and expenses	1,542	5	1,547	1,462	—	1,462	1,410	—	1,410
Income before income tax expense	967	127	1,094	1,093	(617)	476	705	16	721
Income tax expense	341	47	388	381	(223)	158	235	6	241
Net income	$ 626	$ 80	$ 706	$ 712	$(394)	$ 318	$ 470	$ 10	$ 480
Gain on bulk sale of private label receivables, after-tax	$ —	$ —	$ —	$ (423)	$ 423	$ —	$ —	$ —	$ —
Adoption of FFIEC charge-off policies for domestic private label and MasterCard and Visa portfolios, after-tax	—	—	—	121	—	121	—	—	—
Operating net income	$ 626	$ 80	$ 706	$ 410	$ 29	$ 439	$ 470	$ 10	$ 480
Net Income	$ 626	$ 80	$ 706	$ 712	$(394)	$ 318	$ 470	$ 10	$ 480
Derivative income adjustment	—	(166)	(166)	—	(168)	(168)	—	(33)	(33)
Adjusted Net Income	$ 626	$ (86)	$ 540	$ 712	$(562)	$ 150	$ 470	$ (23)	$ 447
Operating net income	$ 626	$ 80	$ 706	$ 410	$ 29	$ 439	$ 470	$ 10	$ 480
Derivative income adjustment	—	(166)	(166)	—	(168)	(168)	—	(33)	(33)
Adjusted Operating Net Income	$ 626	$ (86)	$ 540	$ 410	$(139)	$ 271	$ 470	$ (23)	$ 447